Exhibit 99.3
PN 799.03.01 Desc: EX-99.3
WIPRO Af’ptfinf Thought
. Performance of Wipro Limited for
Quarter ended Sept 30, 2006
Oct 18, 2006
Suresh C Senapaty
Executive Vice President & Chief Financial Officer

Financial Summary of quarter ended Sept 30, jffc
2006 (Indian GAAP) — Wipro Limited Consolidated wfRfo
Wioro Limited (Consolidated)
Wipro Limited (Consolidated) — Revenue 3,546.2 41% —— —— — Profits After Tax 700.2 46% —— —— —
Key Segmental Results — Global IT Services 2,720.5 44% 663.9 44% —— —— —— —— —— — Consumer Care & Lighting 202.5 41% 24.6 26% —— —— —— —— —

Highlights for the quarter — Global IT business
§ Revenues at $588.9 M (YoY growth of 36.7%), well ahead of guidance of $577 M for the quarter. § Driven by Volume growth of 7.9%and Realization improvement of 0.9%.
§ For First Half of 2006- 07, Global IT Business’s Revenues grew 43%(to Rs. 51,71 0 Mn) and PBT grew44%(to Rs. 12,659 Mn)
§ Net organic addition of 4,723 employees in IT Services is highest-ever Quarterly employee addition.
§ Our Business Process Outsourcing business delivered a 8.5% sequential growth and yet again expanded Margins by 260bps, with consistent improvements in operating parameters and significant customer wins.
§ Acquisitions completed till 01 06- 07 grew ahead of company and improved profitability.
§ The results of Quantech Global Services, a leading provider of Computer Aided Design and Engineering Services, consolidated with effect from July 1, 2006.
§ Wipro was declared as the winner of the IT Outsourcing Service Provider of the year award instituted by the National Outsourcing Association.
§ Wipro has been ranked sixth in the American Society for Training & Development’s 2006 BEST Awards Program. Wipro is the only Indian IT organization to win the award three years in a row.

Revenue Dynamics — Global IT Services ^ Applying Thought Vertical distribution Geographical distribution —— — Retail 11% —— —
§ Verticals:
Our Financial Solutions SBU delivered 11%seq & 55%YoY growth
Within our Enterprise Solutions SBU, TMTS vertical grew 12%seq & 43%YoY and Retail vertical grew 26%
seq and 48%YoY
Our Combined Technology business grew 36%YoY § Differentiated Services:
Testing, TISand Package Implementation-all grew double digit sequentially (TIS14%Testing 13%and PI 10°/4 . Testing has now grown 16%CQGRand TISat 14%CQGRover last 5 quarters
§ Geography:
US grew 9%seq and 38%YoY and Jbpan grew 23%seq and 54%YoY

Customer Dynamics — Global IT business
Applying Thought
§ Added 54 new clients (including 1 in BPO). Of this, 11 from Fortune 1000/ Global 500 Corporations.
§ 18 new customers were in the Product Engineering Solutions business; 35 of the new customers were from Enterprise Business.
§ For the last 13 quarters, we have added, on an average, 10 clients to the > $1 Mn bucket and 2 clients to the > $20 Mn bucket. Now have 243 customers with > $1 Mn Revenue run rate and 35 customers with > $20 Mn Revenue run rate.
§ Our Technology, Media, Transportation and Services (TMTS) vertical signed a large custom application work for a leading UK based Media & Broadcasting firm and a multi-million dollar Total Contract Value (TCV) deal with a leading Airline to provide a broad range of services.
§ In Technology Infrastructure Services, we signed a contract with a large Telecom Service Provider for comprehensive network operations & support. We also won a large end-to-end Testing engagement from for a leading Oil & Gas Major and in our Package Implementation business, signed a large contract for a Global SAP implementation & roll out from a global Oil major.

Key Highlights — Wipro Infotech
§ Wipro Infotech won two long term Total outsourcing contracts in India totaling $100 million covering application & infrastructure provisioning & management.
§ We won 65 contracts across Consulting, Solutions and Infrastructure
Management in this quarter across India, APAC and Middle East. The marquee wins included:
An Oracle implementation including Real Estate Management for UDC, Qatar An End to End SAPimplementation for a leading corporate in India across four geographies
A network expansion project across 500 branches for a public sector bank
Integration and management services of Call Centers for Adventity, Stracon Systems and a bank in the Middle East.
§ Wipro Infotech continued to build on the positioning of being the largest System Integrator for Technology players in India and received the Majestic Partner Award from Sun Microsystems. We also received the Largest Partner and Regional Excellence award from Riverbed Technology and Check Point Software Technologies respectively.

Key Highlights — WCCL & WIN J -+J -+J Applying Tt,t,<ishl
WCCL
§ Consumer Care & Lighting grew Revenues by 41%YoYto Rs. 2,025 Mn and PBITgrew by 26%YOYto Rs. 246 Mn.
§ Acquisition of North West Switches showing good prospects in the market place.
§ Office Modular Furniture Business and Compact Fluorescent lamp (CFL) continue to show great potential.
WIN
§ Revenues of WIN grew 48%YoYto Rs. 1,017 Mn and profits grew 52%YoY.
§ During our quarter, WIN signed an agreement to acquire 100%of the equity of Hydrauto Group AB, a leading provider of hydraulic components and solutions in Europe.
§ Combined Entity among Top 3 independent Hydraulic Cylinders in the World.

Summary J Applying Thought
§ Track record of consistent growth continues — Global IT business continues to witness broad-based growth -across verticals, service lines and geographies; Differentiated service lines continue to demonstrate significantly higher growth
§ Continued focus on inorganic strategy to supplement organic growth-Acquisitions in aggregate turned around to deliver a marginal profit in Q2 as compared to a loss in the previous quarter
§ Wipro Infotech recorded yet another quarter of strong performance; Non- IT businesses too sustaining growth momentum
§ Wipro well positioned to deliver strong value for its stakeholders

§ Key Client Metrics
Financial Summary of quarter ended Sept 30, 2006 (As per US GAAP)
Wipro Limited (Consolidated)
Revenue 3,513.8 41% —— —— — liiiiiiM — Profits After Tax 696.3 48% —— —— —
Key Segmental Results Global IT Services 2,717.3 44% 665.3
48% India, ME & Asia Pac IT Biz. 500.4 28% 41.9
30% Consumer Care & Lighting 187.2 38% 24.5 29% —

Key Operating Metrics in Global IT Business for quarter ended Sept 30, 2006
Key Operating Metrics in Global IT Business for quarter ended Sept 30, 2006 Particulars Sept 06 June 06 Sept 05 Revenue Break-down: IT Services
Tech. Services 36.0% 36.4% 36.6% Financial Solutions 23.3% 22.9% 20.7% Enterprise Solutions 40.7% 40.7% 42.7% North America 62.5% 62.7% 62.8% Europe 32.1% 32.6% 32.4% Japan 4.0% 3.5% 3.6% Others 1.4% 1.2% 1.2% Onsite Revenue 54.9% 53.4% 54.7% Offshore Revenue 45.1% 46.6% 45.3% People related No of people (Quarter end data)
IT Services 45,824 40,496 32,856
BPO Services 15,355 15,939 12,979
Total 61,179 56,435 45,835
Net Addition during the quarter
IT Services 5,328 2,841 4,575
BPO Services -584 -148 -651
Total 4,744 2,693 3,924

Key Client Metrics for quarter ended Sept 30, 2006 Particulars Sept 06 June 06 Sept 05 Customer Concentration: IT Services
Top Customer 3.6% 3.6% 3.2% Top 5 15.2% 15.8% 14.6% Top 10 25.7% 27.1% 26.7% Active Customers 593 565 433
No. of New Customers 53 60 37
Revenue from New Customers 2.2% 0.6% 1.7% Customer Size Distribution: Global IT business
>$20Mn 35 32 26
$10-$20Mn 30 26 27
$5-$10Mn 37 36 24
$3-$5Mn 37 35 25
$1-$3Mn 104 104 99
Total >$1Mn 243 233 201
Key Client Metrics for quarter ended Sept 30, 2006
Key Client Metrics for quarter ended Sept 30, 2006 Particulars Sept 06 June 06 Sept 05 Active Customers 593 565 433 No. of New Customers 53 60 37 Revenue from New Customers 2.2% 0.6% 1.7% Top Customer 3.6% 3.6% 3.2% Top 5 15.2% 15.8% 14.6% Top 10 25.7% 27.1% 26.7% Customer Concentration: IT Services >$20Mn 35 32 26 $10-$20Mn 30 26 27 $5-$10Mn 37 36 24 $3-$5Mn 37 35 25 $1-$3Mn 104 104 99 Total >$1Mn 243 233 201 Customer Size Distribution: Global IT business